Yonduur is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

Yonduur

Online marketplace for excess inventory

Small OPO · Dover, DE · E-Commerce
Accepting International Investment

Chat





The First Real Solution To Every Manufacturer's Inventory Nightmare

Invest in Yonduur

Yonduur is a new ecommerce platform that is an new model and alternative method for brands to move their excess inventory, overstocks, closeouts and samples/prototypes through multiple channels simultaneously. We give the brands, charities, shoppers and wholesalers/resellers/agents a direct line to each other, making it easier and more efficient to move goods across several channels while adding value to all parties.

Yonduur is a new way to shop and find the best deals anywhere online. All items on Yonduur are brand registered, which means that they are all direct from the brand, so the shoppers know that what they are buying is authentic. All items on Yonduur are overstocks and excess inventory so the brands are able to move excess goods out of their space quickly and with very little resources and the individual shopper is getting a great deal on branded items.

Yonduur founder, Deanna Hodges has spent 29 years in the apparel industry and has tried every method imaginable to move closeouts, overstocks, excess inventory and samples. Her frustration with how to monetize these goods without allocating additional resources and funds to manage them inspired her to create a new way to handle the issue of excess inventory. This is a problem that all mass manufacturers face every day.

"Prior to Yonduur there was really no good way for brands to move their excess goods quickly and efficiently without practically giving them away or without utilizing additional resources to manage the goods. Yonduur offers the brands a platform to move those goods in a wide variety of ways, which is much more positive for their bottom lines and their brand recognition. Yonduur is the future of online shopping and will become the new normal for brands to move their excess inventory."

Yonduur Founder - ***Deanna Hodges***


Yonduur
Featured Product
83% OFF
60% OFF
62% OFF
79% OFF


GLOBAL VIEW
2017
$399b
26.7% Overall
Growth Rate
10%
EU
$379b
24.5% Overall
Growth Rate
15%
US
APAC
$457b
30.6% Overall
Growth Rate
20%
$220b
14.7% Overall
Growth Rate
30%
LATAM
$38b
2.5% Overall
Growth Rate
20%
ROW
Source: Forrester and ChannelAdvisor Estimates



Investment

$1.50/share | When you invest you are betting the company's future value will exceed $10M.

Perks

$150 — If you invest $150, you will receive 10% off of your 1st purchase from Yonduur.com.

$500 — If you invest $500, you will receive 25% off of your 1st purchase from Yonduur.com.

$1,000 — If you invest $1,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 1 year.

$10,000 — If you invest $10,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 3 years.

$50,000 — If you invest $50,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 5 years.

$100,000 — If you invest $100,000, you will receive 50% off of your 1st purchase from Yonduur.com and Platinum VIP status for life.

Yonduur is dedicated to providing a solution for brands to monetize excess inventory in the most effective and efficient way.

We're Solving The Inventory Nightmare

Traditionally, brands move excess inventory through jobbers, brokers, sample sales, etc. All of these methods are great except they bring in very little money to the brand and give them no access at all to the end user. These methods that many brands use today are just one step above giving the goods away. Yonduur is changing that by taking these goods into our warehouses, which allows the brands to get the goods out of their space and "forget about them" while Yonduur sells the goods and deposits the proceeds into the brands account every month. This is a big win for the brands as they have moved the goods out of their space so that they can move new goods in and they do not spend any more money, time or other resources managing and handling these goods. The brands also have the possibility of making quite a bit more money for these goods than they would have made if they sold them to a jobber or at a sample sale.



What We've Accomplished So Far

- Yonduur.com launched in early 2017. We have developed a very robust online marketplace that specializes in helping brands move excess inventory in an effective and efficient manner while turning those goods into revenue.
- With the experience and connections of the founder, Yonduur has reached out to over 3,000 brands to become a part of the Yonduur platform.
- The website is being updated daily with new brands and updated capabilities.
- In addition to helping the brands move excess inventory efficiently and without the use and expense of additional resources, Yonduur gives the individual shopper access to branded goods at the best prices anywhere.

The next steps for Yonduur are:

- Grow our warehousing and warehouse staff so that we can more effectively and efficiently manage inventory and allow more brands to move excess inventory out of their space an into ours. Currently, Yonduur leases space in an existing fulfillment warehouse. We will continue to utilize third party warehousing but will move to a larger warehousing facility with greater capabilities for managing larger amounts of inventory until it is necessary to open our own facilities and hire our own staff.
- Build and launch a robust App for Yonduur.
- Offer Yonduur to more brands.
- Launch a marketing campaign that will include commercials, social media marketing and other alternative marketing methods

What Makes Yonduur Different

Yonduur is a marketplace exclusively for brand registered items and exclusively sells overstocks, excess inventory, closeouts and samples/prototypes. Yonduur is different than any other marketplace in many ways:

Chat
Chat
Chat
Chat

How is Yonduur Different?



Branded Excess Inventory
Individual Shopper (B2C) Purchases 1 + Pieces
Agent, Distributor, Retailer (B2B) Purchases in bulk ("Lots")
Charity Accepts and lobbies for donated goods

Yonduur allows brands to move their excess inventory across multiple channels simultaneously with little to no effort on their part.



Brands can do all of this on Yonduur at the same time and then some
Selling Directly to Consumers
Brand / Manufacturer
Consumer / Shopper
Selling Through Retailers
Brand / Manufacturer
Retailer
Consumer / Shopper
Selling Through Wholesalers
Brand / Manufacturer
Wholesaler
Retailer
Consumer / Shopper



- All sellers are the brands themselves. This means all goods are authentic. For branded products, only verified brands are allowed to sell on Yonduur
- There are multiple avenues within Yonduur for brands to move their goods: direct to the end user/customer (B2C), to a distributor/agent/reseller/wholesaler (B2B), and to charity.
- Yonduur is an experience for the shopper offering a personalized calendar with reminders, a stylist, concierge services, VIP status, flash sales and more- not to mention, the lowest prices on the exact items guaranteed.
- Yonduur is a new way for brands to move their goods with minimal resource allocation while adding more revenue to their bottom line
- Yonduur allows the brands to move the goods into our warehouse facilities and basically "forget about them" They do not have to allocate any more resources to them or spend any more money housing or managing these goods- Yonduur handles all of that. Once they upload the goods onto the platform and ship them to our warehouse, they only need to sit back and collect the money from the sales. This also allows them to free up much needed warehouse space so they can bring in new goods.
- Yonduur has a charity component built in to the marketplace. If a brand decides to, they can donate some or all of their goods to any number of charities directly through the Yonduur platform. This has many benefits- it allows the brands to donate directly to charities in need, it allows the brands to "be done" with the goods once and for all, and it allows the brand to get a charitable tax write-off with very little effort or additional resources. It also has many benefits for the charity as it provides a direct line between the brands and the charities and minimizes administrative costs associated with traditional donations.

Yonduur is dedicated exclusively to Brand registered closeouts, overstocks, excess inventory and samples/prototypes. Items range from appare and accessories to home goods to electronics to any other branded items with excess inventory. The sky is the limit as all mass manufacturers have excess inventory of some sort at all times and need to move them out of their space and convert them into cash with the least amount of effort. As new products come in the older products that have not sold need to be moved out and converted into as much cash and brand recognition for the brand as possible with as little effort and cost for the brand.



Our Market and Industry

Yonduur is a multi-tiered ecommerce marketplace platform selling overstocks, excess inventory, closeouts and samples/prototypes from many industries. Retail ecommerce sales worldwide account for 10% of all retail sales in 2017 which is $2.352 trillion. Retail ecommerce is expected to reach $4.058 trillion and account for 15% of all retail sales worldwide by 2020. Source Worldwide Retail Ecommerce Sales: The eMarketer Forecast and The United States Census Bureau via census.gov.

The volume of retail ecommerce sales combined with the volume of excess inventory that brands need to convert into revenue gives Yonduur a distinct advantage in ecommerce and creates a very unique niche market that has a tremendous revenue projections.


World's Largest B2C E-Commerce Markets
B2C e-commerce turnover in 2015 and 2016 (in billion U.S. dollars)
2015
2016*
China 766.5 975.0
United States 595.1 648.6
United Kingdom 174.2 192.5
Japan 114.4 124.4
France 71.9 79.1
Germany 66.2 74.1
South Korea 64.8 71.3
Canada 35.7 43.5
India 25.5 44.7
Russia 22.8 24.0
@StatistaCharts
* Forecasts for 2016 made in September
Source: Ecommerce Europe
statista


Retail e-commerce sales worldwide from 2014 to 2020 (in billion U.S. dollars)
5,000
4,000
3,000
2,000
1,000
0
1,336
1,548
1,915
2,352
2,860
3,418
4,058
2014
2015
2016
2017*
2018*
2019*
2020*
Source:
Additional Information:
statista


HAUTE
LIFE



Chat

Chat

Chat

Yonduur founder, **Deanna Hodges has spent 29 years in the apparel industry** in many different capacities. She has worked her way through many jobs in the fashion industry and started her own brand in 2005, designing and manufacturing all items in her collection. She has tried every method imaginable to move closeouts, overstocks, excess inventory and samples. Her frustration with how to monetize these goods without allocating additional resources and funds to manage them inspired her to create a new way to handle the issue that every single manufacturer faces - monetizing and handling excess inventory effectively and efficiently while protecting and expanding the brand and building an additional segment of brand followers with very little effort on the part of the brand.

Yonduur Was Born!

The concept for Yonduur was developed over many years. The concept as it is today was set in May 2016 and in December 2016 Yonduur.com was officially born. The site launched in Feb 2017 in Las Vegas.

Yonduur Launches on StartEngine!

Yonduur seeks $100,000 from everyday investors and invites them to be a part of the Yonduur movement.

December 2016

May 2017

March 2017

Yonduur and Hollywood Weekly Magazine Join Forces!

Yonduur forms a strategic partnership with Hollywood Weekly Magazine

Chat

Chat

Chat

In the Press

HOLLYWOOD

SHOW MORE

Meet the Founder



Deanna Hodges

President

Deanna Hodges is a seasoned fashion executive and author with over 29 years in pivotal roles in the fashion industry. Designer and manufacturer of eponymous labels Hodges Collection, Hodges at Home as well as Etoix and many private label brands, Hodges brings fashion to the masses. She is also the founder and President of Yonduur.com ecommerce marketplace that specializes exclusively in overstocks, excess inventory and closeouts and has held this role since its inception in 2017. Her extensive experience in the fashion industry and her frustration with the constant issue of excess inventory led her to start a unique multi-tiered ecommerce platform that specializes in converting excess inventory into revenue for brands and manufacturers. In addition to serving as the President of Yonduur, Ms Hodges also serves as creative director, fashion stylist, fashion show producer, philanthropist and entrepreneur as well as fashion expert for the nationally syndicated radio show The Dorinda Clark Cole Show. Her book, Woman on Top, which is a guide for female entrepreneurs, is due out in 2017. In addition to growing and managing her expansive fashion and home goods empire and serving as President of Yonduur, Ms Hodges is an advocate for rescue animals and a committed supporter of the Los Angeles Mission and Working Wardrobes. Ms. Hodges holds a MBA as well as a Masters in International Business from Webster University, which were both earned with Honors. Ms. Hodges has also received Entrepreneur of the Year Award and is currently nominated for a Bibo Award.

Chat

Chat

Chat

Chat

Offering Summary

Maximum 66,666 shares of Class B non-voting common stock ($99,999.00)

Minimum 6,666 shares of Class B non-voting common stock ($9,999.00)

Company	Yonduur
Corporate Address	8 The Green #A, Dover, DE 19901
Description of Business	Yonduur is an online marketplace specializing in Brand registered excess inventory and overstocks.
Type of Security Offered	Shares
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$150.00

Chat

Perks

$150 — If you invest $150, you will receive 10% off of your 1st purchase from Yonduur.com.

$500 — If you invest $500, you will receive 25% off of your 1st purchase from Yonduur.com.

$1,000 — If you invest $1,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 1 year.

$10,000 — If you invest $10,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 3 years.

$50,000 — If you invest $50,000, you will receive 50% off of your 1st purchase from Yonduur.com and VIP status for 5 years.

$100,000 — If you invest $100,000, you will receive 50% off of your 1st purchase from Yonduur.com and Platinum VIP status for life.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self or other workers; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Chat

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Yonduur to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

startengine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.